Churchill Financial, LLC
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net income	$	819,377
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation		6,225
Changes in:		
Deposits with clearing firms		(1,108)
Receivable from brokers and dealers		22,887
Prepaid expenses		(2,692)
Operating lease right-of-use asset		29,089
Accounts payable and accrued expenses		35,181
Operating lease liability		(28,970)
Net cash provided by operating activities		879,989
Cash flows from investing activities:		
Purchase of fixed assets		(10,613)
Net cash used in investing activities		(10,613)
Cash flows from financing activities:		
Member distributions		(831,000)
Net cash used in financing activities		(831,000)
Net increase in cash and equivalents		38,376
Cash and equivalents, beginning of year		41,372
Cash and equivalents, end of year	$	79,748

See accompanying notes.